EXHIBIT 99.1

Retalix Announces Second Quarter 2009 Results

Improved Operating Efficiencies and Financial Income Contributed to Adjusted Net Income (Non-GAAP)* of $6.1 Million; Generated $9.7 Million in Cash Flow From Operations

RA'ANANA, Israel, Aug. 25, 2009 (GLOBE NEWSWIRE) -- Retalix(r) Ltd. (Nasdaq:RTLX), a leading provider of software solutions for retailers and distributors, announced today results for the second quarter and six-month period ended June 30, 2009.

Summarized financial highlights for the second quarter and six-month period ended June 30, 2009 results:

 * Total Revenues in the second quarter were $48.9 million, compared to $59.3 million in the second quarter of 2008. Total Revenues in the six-month period ended June 30, 2009 were $95.9 million, compared to $113.2 million in the six-month period ended June 30,
   2008.

 * Income from Operations for the second quarter and the six-month period ended June 30, 2009 was $3.0 million and $7.4 million, respectively, compared to $1.1 million and $0.2 million in the second quarter and the six-month period ended June 30, 2008, respectively.

 * Adjusted Income from Operations (Non-GAAP)* for the second quarter and the six-month period ended June 30, 2009 was $4.5 million and $10.4 million, respectively, compared to $3.2 million and $4.5 million in the second quarter and the six-month period ended June 30, 2008, respectively.

 * Financing Income for the second quarter ended June 30, 2009 was
   $3.7 million, due to currency exchange income and benefits related to valuation of forward currency transactions, versus
   $0.6 million in Financing Income in the second quarter of 2008.

 * GAAP Net Income for the second quarter of 2009 was $4.9 million, or $0.24 per diluted share, compared to $1.5 million, or $0.07 per diluted share in the second quarter of 2008. GAAP Net Income in the six-month period ended June 30, 2009 was $5.6 million, or
   $0.28 per diluted share, compared to $1.0 million, or $0.04 per diluted share in the six-month period ended June 30, 2008.

 * Adjusted Net Income (Non-GAAP)* for the second quarter ended June
   30, 2009 was $6.1 million, or $0.30 per diluted share, compared to $3.2 million, or $0.15 per diluted share in the second quarter of 2008. Adjusted Net Income (Non-GAAP)* in the six-month period was $7.9 million, or $0.39 per diluted share, compared to $4.4 million, or $0.22 per diluted share, in the six month period ended June 30, 2008.

 * Cash Flow from Operating Activities generated $9.7 million during the second quarter of 2009, compared to a negative cash flow of
   $(1.2) million used in Operating Activities during the second quarter of 2008. During the six-month period ended June 30, 2009, the Company generated $30.1 million from Operating Activities, compared to a negative cash flow of $(0.8) million used in
   Operating Activities in the six-month period ended June 30, 2008.
   As of June 30, 2009, the Company had more than $66 million in cash, cash equivalents and marketable securities on its balance sheet and less than $1.0 million dollars in debt.

Barry Shaked, President and Chief Executive Officer of Retalix, said, "We continued the successful execution of our plan, designed to increase operating efficiencies and manage costs in order to maintain profitability despite the challenges in the global economy. We anticipated the difficult market conditions would continue to impact our revenues and have been successful in managing our operations to meet customers' needs while also improving Operating Income and Net Income. We are providing solutions to help customers manage their operations in the current business environment while pursuing near-term market opportunities."

Hugo Goldman, the Company's Chief Financial Officer, said: "Second quarter operating expenses were more than seventeen percent lower than the operating expenses in the year ago second quarter, helping us to maintain strong operating margins this quarter. The $3.7 million dollar financial income recorded in the second quarter was due to currency shifts that improved the valuation of the forward currency transactions we entered into at the beginning of the year to hedge our currency exposure in 2009 and translation benefits on the value of our non-dollar net assets due to the weakening of the dollar in the reported quarter. The financial income in the second quarter largely offsets a similar financial expense recorded in the first quarter that was due to the -- then -- strengthening of the US dollar. Cash flow from operations continued to be strong, partially aided this quarter by the timing of certain customers' payments and the proceeds from a successful arbitration completed during the first quarter. The audited 2008 financial statements filed in June included a subsequent event according to Statement of Accounting Standards, or SAS, No. 1 of $1.0 million bad debt which was originally reported in the first quarter 2009 unaudited Income from Operations. Accordingly, the Income from Operations for the six months ended June 30, 2009 has been adjusted to exclude that $1.0 million. While forward visibility remains limited in our markets, we have maintained our strong balance sheet and we will continue to execute our plan designed to maintain operating margins in 2009."

Outlook for FY 2009

Shaked added, "Market conditions remain largely unchanged with retailers and distributors focusing on near-term operational and cost improvements and efforts to maintain and grow their market share. Due to the current uncertainties in the global economy many retailers are continuing to defer longer-term IT investments and upgrades and as a result we are maintaining our conservative outlook for the second half of 2009 while we remain focused on meeting the needs of our customers and supporting our current programs."

"As we announced at the beginning of 2009, Retalix expects FY 2009 revenues to be between $180.0 million and $200.0 million, Non-GAAP* net income to be between $5.0 million and $11.0 million and GAAP net income to be between $1.0 million and $6.0 million."

Conference Call and Webcast Information

The Company will be holding a conference call to discuss results for the second quarter of 2009 on Tuesday, August 25th at 9:00 am EDT (4:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

The Retalix Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5937

* Note Regarding the Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), and amortization of intangibles related to acquisitions. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to Non-GAAP outlook for 2009 is provided in the table below.

                                                       FY 2009 Outlook
                                                       U.S. $ Millions
 Total Revenues                                          180.0-200.0
 GAAP Net Income                                           1.0-6.0
 (a) The effect of stock- based compensation
     - SFAS 123(R), net of tax effect                      2.0-2.8
 (b) The effect of amortization of intangible assets
     and acquisition related expenses, net of tax effect   2.0-2.2
 Non-GAAP Net Income                                       5.0-11.0

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2009" including our expected results, reactions to market conditions, anticipated demand for our software products, customers pipeline, and about our market position and expected cash flow and profitability, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2008, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

                             RETALIX LTD.

                   CONSOLIDATED STATEMENTS OF INCOME

                               Six months      Three months   Year
                                  ended           ended       ended
                                 June 30         June 30     Dec. 31
                             --------------- --------------- -------
                              2009    2008     2009   2008    2008
                             ------- ------- ------- ------- -------
                               (Unaudited)     (Unaudited)  (Audited)
                             --------------- --------------- -------
                                       U.S. $ in thousands
                                     (except per share data)
                             ---------------------------------------
 REVENUES:
  Product sales               26,399  37,080  13,587  21,521  72,907
  Services                    69,460  76,138  35,340  37,764 148,720
                             ------- ------- ------- ------- -------
    Total revenues            95,859 113,218  48,927  59,285 221,627
                             ------- ------- ------- ------- -------
 COST OF REVENUES:
  Cost of product sales       16,469  23,646   9,209  13,856  45,201
  Cost of services            38,190  44,905  19,085  22,952  88,078
                             ------- ------- ------- ------- -------
    Total cost of revenues    54,659  68,551  28,294  36,808 133,279
                             ------- ------- ------- ------- -------
 GROSS PROFIT                 41,200  44,667  20,633  22,477  88,348
                             ------- ------- ------- ------- -------

 OPERATING EXPENSES:
  Research and development
   - net                      13,988  20,850   7,157  10,075  38,357
  Selling and marketing        9,878  11,643   5,109   5,692  23,623
  General and administrative   9,925  11,980   5,369   5,639  26,677
  Other (income) expenses
   - net                          12      --      36      --    (376)
  Impairment of goodwill          --      --      --      --  58,182
                             ------- ------- ------- ------- -------
    Total operating expenses  33,803  44,473  17,671  21,406 146,463
                             ------- ------- ------- ------- -------
 INCOME (LOSS) FROM
  OPERATIONS                   7,397     194   2,962   1,071 (58,115)
 FINANCIAL INCOME (EXPENSES),
  net                             80     766   3,699     623  (1,978)
                             ------- ------- ------- ------- -------
 INCOME (LOSS) BEFORE TAXES
  ON INCOME                    7,477     960   6,661   1,694 (60,093)
 TAX BENEFIT (EXPENSES)       (1,610)    473  (1,676)     26   8,960
                             ------- ------- ------- ------- -------
 INCOME (LOSS) AFTER TAXES
  ON INCOME                    5,867   1,433   4,985   1,720 (51,133)
 SHARE IN INCOME OF AN
  ASSOCIATED COMPANY               2      32      --      20      54
                             ------- ------- ------- ------- -------
 NET INCOME (LOSS)             5,869   1,465   4,985   1,740 (51,079)
                             ------- ------- ------- ------- -------
 NET INCOME ATTRIBUTABLE TO
  NON-CONTROLLING INTERESTS     (224)   (511)    (81)   (254)   (537)
                             ------- ------- ------- ------- -------
 NET INCOME (LOSS)
  ATTRIBUTABLE TO RETALIX
  LTD                          5,645     954   4,904   1,486 (51,616)
                             ======= ======= ======= ======= =======
 EARNINGS (LOSSES) PER SHARE
  - in U.S. $:
   Basic                        0.28    0.05    0.24    0.07   (2.55)
                             ======= ======= ======= ======= =======
   Diluted                      0.28    0.04    0.24    0.07   (2.55)
                             ======= ======= ======= ======= =======
 WEIGHTED AVERAGE NUMBER OF
  SHARES USED IN COMPUTATION
  OF EARNINGS PER SHARE - in
  thousands:

   Basic                      20,394  20,191  20,399  20,273  20,265
                             ======= ======= ======= ======= =======
   Diluted                    20,417  20,242  20,418  20,307  20,265
                             ======= ======= ======= ======= =======

                             RETALIX LTD.

                 CONDENSED CONSOLIDATED BALANCE SHEET

                                           June 30        Dec. 31
                                      -----------------   -------
                                        2009     2008      2008
                                      -------   -------   -------
                                         (Unaudited)     (Audited)
                                      -----------------   -------
                                          U.S. $ in thousands
                                      ---------------------------
            A s s e t s

 CURRENT ASSETS:
  Cash and cash equivalents            65,211    23,398    33,546
  Marketable securities                   263     3,647     3,239
  Accounts receivable:
     Trade                             55,694    85,588    70,017
     Other                             11,284     4,933    11,554
  Prepaid expenses                      3,729     4,280     4,003
  Inventories                           1,050     1,089     1,037
  Deferred income taxes                 6,705     8,361     4,871
                                      -------   -------   -------
       Total current assets           143,936   131,296   128,267
                                      -------   -------   -------
 NON-CURRENT ASSETS:
  Long-term receivables                 2,257     2,571     3,382
  Long-term prepaid expenses              393       642       539
  Long term investments                   861     1,364       862
  Amounts funded in respect of
   employee rights upon retirement      8,772    10,486     8,663
  Deferred income taxes                11,152     9,878    15,462
  Other                                   429       197       424
                                      -------   -------   -------
       Total non - current assets      23,864    25,138    29,332
                                      -------   -------   -------
 PROPERTY, PLANT AND EQUIPMENT, net    15,341    12,539    14,734
                                      -------   -------   -------
 GOODWILL                              50,730   109,173    50,660
                                      -------   -------   -------
 OTHER INTANGIBLE ASSETS, net of
  accumulated amortization
    Customer relationship              14,000    15,620    15,386
    Other                               1,814     3,609     2,413
                                      -------   -------   -------
                                       15,814    19,229    17,799
                                      -------   -------   -------
               Total assets           249,685   297,375   240,792
                                      =======   =======   =======

                             RETALIX LTD.

                 CONDENSED CONSOLIDATED BALANCE SHEET

                                                June 30       Dec. 31
                                            ----------------  -------
                                              2009    2008     2008
                                            -------  -------  -------
                                               (Unaudited)   (Audited)
                                            ----------------  -------
                                               U.S. $ in thousands
                                            -------------------------

   Liabilities and shareholders' equity
 CURRENT LIABILITIES:
  Short-term bank credit                         --       11       --
  Current maturities of long-term
   bank loans                                   255      279      249
  Accounts payable and accruals:
    Trade                                     4,608   13,892    8,672
    Employees and employee institutions       9,506    9,450    8,783
    Accrued expenses                          9,642    5,722    6,527
    Other                                     2,208    3,542    2,596
  Deferred revenues                          19,844   16,945   19,135
                                            -------  -------  -------
      Total current liabilities              46,063   49,841   45,962
                                            -------  -------  -------
 LONG-TERM LIABILITIES:
  Long-term loans, net of current
   maturities                                   401      710      523
  Employee rights upon retirement            13,659   15,812   13,860
  Deferred tax liability                        258      251      286
  Other tax payables                          3,265    1,263    1,112
                                            -------  -------  -------
      Total long-term liabilities            17,583   18,036   15,781
                                            -------  -------  -------
      Total liabilities                      63,646   67,877   61,743
                                            -------  -------  -------
 EQUITY:
  Share capital - Ordinary shares of NIS
   1.00 par value (authorized: June 30,
   2009 (unaudited), December 31, 2008
   (audited) and June 30, 2008 (unaudited)
   30,000,000 shares; issued and
   outstanding: - June 30, 2009 (unaudited)
   20,406,363 Shares; December 31, 2008
   (audited) - 20,389,771 shares; June 30,
   2008 (unaudited) - 20,315,515 shares       5,384    5,361    5,380
  Additional paid in capital                176,603  173,330  175,435
  Retained earnings                             224   47,149   (5,421)
  Accumulated other comprehensive income        343      357      328
                                            -------  -------  -------
    Total  Retalix shareholders' equity     182,554  226,197  175,722
                                            -------  -------  -------
    Non-controlling interest                  3,485    3,301    3,327
                                            -------  -------  -------
    Total equity                            186,039  229,498  179,049
                                            -------  -------  -------
        Total liabilities and equity        249,685  297,375  240,792
                                            =======  =======  =======

                             RETALIX LTD.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                             Six months       Three months       Year
                               ended             ended          ended
                              June 30           June 30        Dec. 31
                           ---------------   ---------------   -------
                            2009     2008     2009     2008      2008
                           ------   ------   ------   ------   -------
                              Unaudited        Unaudited       Audited
                           ---------------   ---------------   -------
                                       U.S. $ in thousands
                           -------------------------------------------
 CASH FLOWS FROM
  OPERATING ACTIVITIES:
  Net income (loss)         5,869    1,465    4,985    1,740   (51,079)
  Adjustments required
   to reconcile net
   income to net cash
   provided by (used
   in) operating
   activities:
    Depreciation and
     amortization           3,091    3,093    1,460    1,521     6,265
    Losses (gains)
     from sale of
     property, plant
     and equipment             21       --       40       --       (46)
    Share in gains of
     an associated
     company                   (2)     (32)      --      (20)      (54)
    Stock based
     compensation
     expenses               1,162    2,670      576    1,352     4,777
    Changes in accrued
     liability for
     employee rights
     upon retirement         (208)   1,303    1,083       86      (396)
    Losses (gains) on
     amounts funded in
     respect of
     employee rights
     upon retirement          283   (1,288)    (631)    (484)      312
    Deferred income
     taxes -  net           2,401   (2,873)   2,215   (1,097)   (4,928)
    Net decrease
     (increase) in
     trading securities       146     (266)       1     (191)      342
    Impairment of
     available for
     sale securities           --       --       --       --       700
    Amortization of
     discount on
     marketable debt
     securities                --       --       --       --         5
    Impairment of
     goodwill                  --       --       --       --    58,182
    Other                      28      (73)    (154)     114       (26)
    Changes in
     operating assets
     and liabilities:
      Decrease
       (increase)
       in accounts
       receivable:
        Trade
         (including the
         non-current
         portion)          15,409     (711)  (1,126)  (1,222)   13,395
        Other
         (including the
         non-current
         portion)             678   (3,708)   1,932   (3,470)  (10,080)
      Increase
       (decrease)
       in accounts
       payable and
       accruals:
        Trade              (4,083)  (1,670)  (2,321)   1,179    (6,655)
        Employees,
         employee
         institutions
         and other          2,496      695    1,662     (623)     (113)
    Decrease (increase)
     in inventories           (13)     212      655       (2)      247
    Increase (decrease)
     in long-term
     institutions           2,153      166       39     (160)       15
    Increase (decrease)
     in deferred
     revenues                 709      182     (732)      81     2,381
                           ------   ------   ------   ------   -------

  Net cash provided by
   (used in) operating
   activities - forward    30,140     (835)   9,684   (1,196)   13,244
                           ======   ======   ======   ======   =======

                             RETALIX LTD.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Six months     Three months    Year
                                   ended          ended        ended
                                  June 30        June 30      Dec. 31
                              --------------- --------------- -------
                               2009    2008    2009    2008    2008
                              ------- ------- ------- ------- -------
                                 Unaudited       Unaudited    Audited
                              --------------- --------------- -------
                                         U.S. $ in thousands
                              ---------------------------------------
  Net cash provided by (used
   in) operating activities -
   brought forward             30,140    (835)  9,684  (1,196) 13,244
                              ======= ======= ======= ======= =======
 CASH FLOWS FROM INVESTING
  ACTIVITIES:
   Maturity of marketable
    debt securities held to
    maturity                      290     370      --     370     370
   Sales of marketable
    trading debt securities     2,535      --      --      --      --
   Investment in marketable
    debt securities held to
     maturity                      --    (199)     --    (199)   (208)
   Acquisition of subsidiaries
    and business consolidated
    for the first time(a)          --      --      --      --    (110)
   Additional investments in
    subsidiaries                   --    (625)     --      --    (714)
   Purchase of property,
    plant, equipment and
    other assets                 (960) (1,368)   (310) (1,005) (5,055)
   Proceeds from sale of
    property, plant and
    equipment                      70      --      34      --      55
   Amounts funded in respect
    of employee rights upon
    retirement, net              (396)   (392)   (287)    (53)   (168)
   Long-term loans collected
    from employees                 14      16      12       1      36
                              ------- ------- ------- ------- -------
   Net cash provided by (used
    in) investing activities    1,553  (2,198)   (551)   (886) (5,794)
                              ------- ------- ------- ------- -------
 CASH FLOWS FROM FINANCING
  ACTIVITIES:
   Repayment of long-term
    bank loans                   (119)   (116)   (119)   (133)   (241)
   Issuance of share capital
    to employees and non-
    employees resulting from
    exercise of options             4   3,995      --   1,333   4,012
   short-term bank credit -
    net                                    --              11     (11)
                              ------- ------- ------- ------- -------
   Net cash provided by (used
    in) financing activities     (115)  3,879    (119)  1,211   3,760
                              ------- ------- ------- ------- -------
 EFFECT OF EXCHANGE RATE
  CHANGES ON CASH                  87      68     417     (71)   (148)
                              ------- ------- ------- ------- -------
 NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS    31,665     914   9,431    (942) 11,062
 BALANCE OF CASH AND CASH
  EQUIVALENTS AT BEGINNING
  OF PERIOD                    33,546  22,484  55,780  24,340  22,484
                              ------- ------- ------- ------- -------
 BALANCE OF CASH AND CASH
  EQUIVALENTS AT END OF PERIOD 65,211  23,398  65,211  23,398  33,546
                              ======= ======= ======= ======= =======

                              RETALIX LTD.

                 CONSOLIDATED STATEMENTS OF CASH FLOWS

                                Six months     Three months    Year
                                   ended          ended        ended
                                  June 30        June 30      Dec. 31
                              --------------- --------------- -------
                               2009    2008    2009    2008    2008
                              ------- ------- ------- ------- -------
                                 Unaudited       Unaudited    Audited
                              --------------- --------------- -------
                                         U.S. $ in thousands
                              ---------------------------------------

 (a) Supplementary disclosure
      of cash flow
      information -
      Fair value of assets
       acquired and
       liabilities assumed of
       subsidiaries and
       activities acquired at
       the date of
       acquisition -
        Goodwill and other
         intangible assets
         arising on
         acquisition              --       --     --      --     (110)
                              ------- ------- ------- ------- -------
                                  --       --     --      --     (110)
                              ======= ======= ======= ======= =======

 (b) Supplemental information on investing activities not involving cash flows:

      1.  During 2008 the Company, through its subsidiary
          StoreAlliance.com Ltd. acquired the Supplier's Portal
          activity. An amount of approximately $176,000 acquired in
          credit and will be presented as investing activity when
          actually paid.

      2.  The Company purchased equipment in the amount of $956,000 in credit. This amount will be presented as investing activity when actual payment will be performed.

                             RETALIX LTD.
           UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

                                 Six months    Three months     Year
                                   ended          ended         ended
                                  June 30,       June 30,      Dec. 31
                              --------------  --------------  ---------
                               2009    2008    2009    2008      2008
                              ------  ------  ------  ------  ---------
                                Unaudited        Unaudited    Unaudited
                              --------------  --------------  ---------
                                          U.S. $ in thousands
                                  (except share and per share data)
                              -----------------------------------------
 OPERATING INCOME (LOSS)
  GAAP Operating income
   (loss)                      7,397     194   2,962   1,071   (58,115)
  GAAP Operating Margin*         7.7%    0.2%    6.1%    1.8%   (26.2%)
  Plus:
      Amortization of
       acquisition-related
       intangible assets       1,883   1,655     941     824     3,308
      Stock based
       compensation expenses   1,162   2,670     576   1,352     4,775
      Impairment of goodwill      --      --      --      --    58,182
                              ------  ------  ------  ------  ---------
  Non-GAAP Operating income   10,442   4,519   4,479   3,247     8,150
                              ======  ======  ======  ======  =========
  Non-GAAP Operating Margin*    10.9%    4.0%    9.2%    5.5%      3.7%
                              ======  ======  ======  ======  =========

 NET INCOME (LOSS)             5,645     954   4,904   1,486   (51,616)
  GAAP Net income (loss)
  Plus:
      Amortization of
       acquisition-related
       intangible assets       1,883   1,655     941     824     3,308
      Stock based
       compensation expenses   1,162   2,670     576   1,352     4,775
       Impairment of goodwill     --      --      --      --    58,182
  Less:
      Income tax effect of
       amortization of
       acquisition-related
       intangible assets        (735)   (638)   (367)   (313)   (1,262)
      Tax expenses (income)
       effect of stock based
       compensation expenses     (91)   (277)     62    (162)     (456)
      Income tax effect
       of impairment of
       goodwill                   --      --      --      --    (3,041)
                              ------  ------  ------  ------  ---------
  Non-GAAP Net income          7,864   4,364   6,116   3,187     9,890
                              ======  ======  ======  ======  =========

 NET INCOME (LOSS)
  PER DILUTED SHARE
  GAAP Net income (loss)
   per diluted share            0.28    0.05    0.24    0.07     (2.55)
  Plus:
      Amortization of
       acquisition-related
       intangible assets        0.09    0.08    0.05    0.04      0.16
      Stock based
       compensation expenses    0.06    0.13    0.03    0.07      0.24
       Impairment of goodwill     --      --      --      --      2.87
  Less:
      Income tax effect of
       amortization of
       acquisition-related
       intangible assets       (0.04)  (0.03)  (0.02)  (0.02)    (0.06)
      Income tax effect of
       stock based
       compensation expenses   (0.00)  (0.01)  (0.00)  (0.01)    (0.02)
      Income tax effect of
       impairment of
       goodwill                   --      --      --      --     (0.15)
                              ------  ------  ------  ------  ---------
  Non-GAAP Net income
   per diluted share            0.39    0.22    0.30    0.15      0.49
                              ======  ======  ======  ======  =========
  Shares used in
   computing diluted
   net income per share       20,417  20,242  20,418  20,307    20,265
                              ======  ======  ======  ======  =========

 * Operating Margin calculation: Operating Income as a percentage of
   Total Revenues

                             RETALIX LTD.
           UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

 The following table shows the classification of stock-based compensation expense:

                                 Six months     Three months   Year
                                   ended           ended       ended
                                  June 30         June 30     Dec. 31
                               --------------  --------------  ------
                                2009    2008    2009    2008    2008
                               ------  ------  ------  ------  ------
                                 Unaudited       Unaudited    Audited
                               --------------  --------------  ------
                                         U.S. $ in thousands
                               --------------------------------------
 Cost of product sales             53      87      25      45     174
 Cost of services                 535   1,037     260     544   1,847
 Research and development         266     617     131     302   1,029
 Selling and marketing            104     219      52     104     360
 General and administrative       204     710     108     357   1,365
                               ------  ------  ------  ------  ------
 Total                          1,162   2,670     576   1,352   4,775
                               ======  ======  ======  ======  ======

 The following table shows the classification of amortization of acquisition-related intangible assets:

                                 Six months     Three months   Year
                                   ended           ended       ended
                                  June 30         June 30     Dec. 31
                               --------------  --------------  ------
                                2009    2008    2009    2008    2008
                               ------  ------  ------  ------  ------
                                 Unaudited       Unaudited    Audited
                               --------------  --------------  ------
                                         U.S. $ in thousands
                               --------------------------------------
 Cost of product sales          1,246   1,102     623     549   2,211
 Cost of services                 438     393     219     196     786
 Selling and marketing             --       2      --       1       3
 General and administrative       199     158      99      78     308
                               ------  ------  ------  ------  ------
 Total                          1,883   1,655     941     824   3,308
                               ======  ======  ======  ======  ======

CONTACT:  Retalix
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com